Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Waddell & Reed Financial, Inc.:

We consent to incorporation by reference in the Registration Statements on Form S-8 (No. 333-47567 and No. 333-69897) of Waddell & Reed Financial, Inc. of our report, dated June 27, 2013, with respect to the statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the supplemental Schedule 1 — Schedule of Assets Held for Investment Purposes as of December 31, 2012, which report appears in the December 31, 2012 annual report for Form 11-K of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan.

/s/ KPMG LLP

Kansas City, Missouri
June 27, 2013